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Craft Beer
STiX CraftHouse

Sports Bar

3901 Fox St
Denver, CO 80216
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THE PITCH
STiX CraftHouse is seeking investment to open a Premier Hockey Bar in the Denver Area.
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $10,000 invested.
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INVESTOR PERKS

STiX CraftHouse is offering perks to investors. You earn the most valuable perk available based on yc
t business. You will not also receive the perks of lesser value, unless specified below.

Merch Package Invest $750 or more to qualify. 10 of 10 remaining

Hats

Pint Club Invest $2,500 or more to qualify. 10 of 10 remaining

3 Free Pints

business development. His business management and administration experience will be crucial to ru

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OUR MISSION

STiX's mission is to create a unique hockey-centric sports bar that offers a live game experience and
meets every customer's wants and needs.

STiX has a fun and enthusiastic staff with exceptional customer service, a variety of rotating local m
deals, all the hockey games and highlights, bubble hockey, beer pong, arcade games, prizes, and mo
STiX has worked closely with local breweries to provide over 50 beers on tap of the latest and best l
As hockey fans and beer drinkers themselves, the owners of STiX Crafthouse are able to bring in the
hockey and craft beer so great!
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TRACTION & VALIDATION

STiX Crafthouse is an up-and-coming premier hockey bar in the Denver metro area. Serving Colorad
food, and endless entertainment, STiX is certain to exceed expectations.

We have garnered support from multiple local craft breweries across Colorado, including; Dry Dock,
26, etc.
We are also engaged in sponsorship negotiations with Kroenke Sports and Entertainment.
As part of the NHL, the Colorado Avalanche have over 750,000 fans and a favored interest in the spo
in Denver until now.
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STIX CRAFTHOUSE BUILDING

A front view of STiX Crafthouse

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LOCATION

We are located at 3901 Fox Street in Denver, Colorado, right off of Interstate 25.

Offering 60 beers on tap focusing primarily on local Colorado craft beers
Favorable open space vibe with 2 floors and over 9,000 SF of space
Two outdoor patios with great views of the Denver skyline
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INSIDE STIX CRAFTHOUSE
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Taxes $13,795 $14,139 $14,492 $14,854 $15,225

Misc. $6,000 $6,150 $6,303 $6,460 $6,621

Operating Profit $220,198 $255,207 $281,062 $299,667 $309,592

This information is provided by STiX CraftHouse. Mainvest never predicts or projects performance, a

financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $20,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends May 26, 2021

Summary of Terms

Legal Business Name STiX Crafthouse

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2025

Financial Condition

Forecasted milestones

STiX CraftHouse forecasts the following milestones:

Secure lease in Denver, Colorado by June, 2021.

Hire for the following positions by May, 2021: Bar Manager, Bartender1, Bartender2

Achieve $1,342,000 revenue per year by 2023.

Achieve $751,000 profit per year by 2026.

No operating history

STiX CraftHouse was established in June, 2020. Accordingly, there are limited financial statements a

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If an
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of STiX CraftHouse to make the payments you expect
money back, depends on a number of factors, including many beyond our control.

Limited Services

STiX CraftHouse operates with a very limited scope, offering only particular services to potential clie
changes in customer preferences.

Limited Operating History

STiX CraftHouse is a newly established entity and has no history for prospective investors to consid

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
CraftHouse competes with many other businesses, both large and small, on the basis of quality, pric
Changes in customer preference away from STiX CraftHouse's core business or the inability to comp
other competitors could negatively affect STiX CraftHouse's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in STiX CraftHouse's management or vote o
decisions regarding STiX CraftHouse. Furthermore, if the founders or other key personnel of STiX Cr
CraftHouse or become unable to work, STiX CraftHouse (and your investment) could suffer substant

Financial Forecasts Risks

operations altogether.

Changes in Economic Conditions Could Hurt STiX CraftHouse

Factors like global or national economic recessions, changes in interest rates, changes in credit mar conditions, declining employment, changes in real estate values, changes in tax policy, changes in p crises, among other factors are unpredictable and could negatively affect STiX CraftHouse's financia operate. In the event STiX CraftHouse ceases operations due to the foregoing factors, it can not gua operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neithe be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth as a public offering of shares (for example, publicly-traded firms must generally provide investors wi statements that have been audited by an independent accounting firm). Although Title III does requi that you would make a different decision if you had more information.

Lack of Ongoing Information

STiX CraftHouse will be required to provide some information to investors for at least 12 months follo information is far more limited than the information that would be required of a publicly-reporting co allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although STiX CraftHouse will carry some insurance, STiX CraftHouse may not carry enough insurar business. Additionally, there are some kinds of risks that are very difficult or impossible to insure aga Therefore, STiX CraftHouse could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws laws, antitrust laws, and health care laws, could negatively affect STiX CraftHouse's financial perform Specifically, any additional regulation on the industry could significantly negatively affect the busine

Conflict of Interest With Companies and Their Management

Notes include a maximum amount you can receive. You cannot receive more than that even if STiX C
successful than your initial expectations.

You Do Have a Downside

Conversely, if STiX CraftHouse fails to generate enough revenue, you could lose some or all of your

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

Subordination

The Notes shall be subordinated to all indebtedness of STiX CraftHouse to banks, commercial financ
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by STiX CraftHouse. Mainvest never predicts or projects performance, a
information. For additional information, review the official Form C filing with the Securities and Excha
website.
This is a preview. It will become public when you start accepting investment.
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